Contactar

www.linkedin.com/in/daniela-gómez-de-la-maza-a47613192 (LinkedIn)

Aptitudes principales

Consultoría de sostenibilidad
Sostenibilidad
Ciencias ambientales

Daniela Gómez de la Maza

Cofundadora de Widu
Área metropolitana de Ciudad de México

Experiencia

WIDU

3 años 2 meses

Chief Operating officer
enero de 2022 - Present (1 año 6 meses)
México

Cofundadora
mayo de 2020 - marzo de 2022 (1 año 11 meses)
México

Educación

Universidad de las Américas Puebla

Bachelor's degree, Biología de la conservación · (2015 - 2020)